                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                               ---------------
                               AMENDMENT NO. 8
                              (FINAL AMENDMENT)

                                     to

                               SCHEDULE 14D-1


              Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                      and

                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934

                           TRIAD SYSTEMS CORPORATION
                           (Name of Subject Company)

                               ---------------

                             CCI ACQUISITION CORP.

                          COOPERATIVE COMPUTING, INC.

                                  (Bidders)

                               ---------------
                         Common Stock, $.001 par value
                         (Title of Class of Securities)
                               ---------------
                                 895818 20 1
                    (CUSIP number of Class of Securities)
                               ---------------
                           Lawrence D. Stuart, Jr.
                   Hicks, Muse, Tate & Furst Incorporated
                       200 Crescent Court, Suite 1600
                          Dallas, Texas 75201-6950

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Bidders)

                               ---------------
                                  Copy to:
                           Thomas A. Roberts, Esq.
                            David A. Bryson, Esq.
                         Weil, Gotshal & Manges LLP
                       100 Crescent Court, Suite 1300
                          Dallas, Texas 75201-6950
                               ---------------

                          CALCULATION OF FILING FEE

================================================================================
          TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
              $182,232,844                                   $36,447
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase, at a price per Share of $9.25 in cash, of the 17,749,158 shares of common stock, $.001 par value ("Shares"), of the Company issued and outstanding as of September 30, 1996, 1,838,190 Shares issuable upon the exercise of outstanding options, and an estimated 113,500 Shares issuable under the subject company's 1990 Employee Stock Purchase Plan.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

          Amount Previously Paid:  $36,447                  Filing Party:  CCI Acquisition Corp. and
          Form or Registration No.:  Schedule 14D-1 and                    Cooperative Computing, Inc.
                                     Schedule 13D           Date Filed:  October 23, 1996

                             Page 1 of 10 Pages
                     Exhibit Index is located on Page 6

CUSIP NO. 895818 20 1               14D-1                     Page 2 of __ Pages

--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Cooperative Computing, Inc.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                                (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
      SEC USE ONLY
3

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
4          OO

--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5     PURSUANT TO ITEM 2(e) or 2(f).                                  [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Texas
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
7     PERSON
           1,000 shares*
--------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
8     CERTAIN SHARES                                                  [ ]

--------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           100%*
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
10         CO
--------------------------------------------------------------------------------


*        On February 27, 1997, Hicks, Muse, Tate & Furst Equity Fund III, L.P.
         purchased 9,600,000 shares of common stock, $.01 par value per share, of Cooperative Computing, Inc. (approximately 54.55% of the issued and outstanding shares of such common stock). Cooperative Computing Inc. then owned beneficially all of the issued and outstanding shares of common stock, $.01 par value per share, of CCI Acquisition Corp. As a result of the consummation by CCI Acquisition Corp. on February 27, 1997 of the tender offer to which this statement relates, CCI Acquisition Corp. became the beneficial owner of 19,459,616 Shares. Pursuant to a second stage merger of CCI Acquisition Corp. with and into Triad Systems Corporation on the same day (in connection with which merger Triad Systems Corporation's Certificate of Incorporation was amended and restated, to among other things, provide for an equity capital structure including 1,000 shares of common stock, $.01 par value per share ("New Shares")), each Share held by a person other than Cooperative Computing, Inc. was converted into the right to receive $9.25 in cash, and Cooperative Computing, Inc. became the direct beneficial owner of all of the New Shares. Accordingly, Hicks, Muse, Tate & Furst Equity Fund III, L.P. is the indirect beneficial owner of 545.5 (54.55%), and Cooperative Computing, Inc. is the direct beneficial owner of 1,000 (100%), of the issued and outstanding New Shares.

CUSIP NO. 895818 20 1               14D-1                     Page 3 of __ Pages



--------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
           Hicks, Muse, Tate & Furst Equity Fund III, L.P.
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                                (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
      SEC USE ONLY
3
--------------------------------------------------------------------------------
      SOURCE OF FUNDS
4          OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(e) or 2(f).                                  [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Delaware
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
7     PERSON
           545.5*
--------------------------------------------------------------------------------
8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
      CERTAIN SHARES                                                  [ ]

--------------------------------------------------------------------------------
9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           54.55%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
10         PN
--------------------------------------------------------------------------------


*        On February 27, 1997, Hicks, Muse, Tate & Furst Equity Fund III, L.P.
         purchased 9,600,000 shares of common stock, $.01 par value per share, of Cooperative Computing, Inc. (approximately 54.55% of the issued and outstanding shares of such common stock). Cooperative Computing Inc. then owned beneficially all of the issued and outstanding shares of common stock, $.01 par value per share, of CCI Acquisition Corp. As a result of the consummation by CCI Acquisition Corp. on February 27, 1997 of the tender offer to which this statement relates, CCI Acquisition Corp. became the beneficial owner of 19,459,616 Shares. Pursuant to a second stage merger of CCI Acquisition Corp. with and into Triad Systems Corporation on the same day (in connection with which merger Triad Systems Corporation's Certificate of Incorporation was amended and restated, to among other things, provide for an equity capital structure including 1,000 shares of common stock, $.01 par value per share ("New Shares")), each Share held by a person other than Cooperative Computing, Inc. was converted into the right to receive $9.25 in cash, and Cooperative Computing, Inc. became the direct beneficial owner of all of the New Shares. Accordingly, Hicks, Muse, Tate & Furst Equity Fund III, L.P. is the indirect beneficial owner of 545.5 (54.55%), and Cooperative Computing, Inc. is the direct beneficial owner of 1,000 (100%), of the issued and outstanding New Shares.

                                  TENDER OFFER

         This Amendment No. 8 amends and supplements the Tender Offer Statement on Schedule 14D-1 and the Statement on Schedule 13D filed on October 23, 1996 by CCI Acquisition Corp., a Delaware corporation ("Purchaser"), and Cooperative Computing, Inc., a Texas corporation ("Parent"), as amended by Amendment No. 1 filed on November 21, 1996, Amendment No. 2 filed on December 12, 1996, Amendment No. 3 filed on January 2, 1997, Amendment No. 4 filed on January 17, 1997, Amendment No. 5 filed on January 27, 1997, Amendment No. 6 filed on February 7, 1997 and Amendment No. 7 filed on February 19, 1997 (as amended, the "Statement"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, $.001 par value (the "Shares"), of Triad Systems Corporation (the "Company"), at $9.25 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1996 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were attached to the Statement as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "Offer").

ITEM 6.  INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

         The response to Item 6 is amended and supplemented by the addition of the following:

         The Offer expired at 10:00 A.M., New York City time, on Thursday, February 27, 1997. Following the expiration of the Offer, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. The Purchaser was informed by the Depositary that 19,459,616 Shares (approximately 98.7% of the issued and outstanding Shares) were validly tendered and not withdrawn pursuant to the Offer, including 1,802,284 Shares tendered pursuant to the procedure for guaranteed delivery.

         On February 27, 1997, subsequent to the consummation of the Offer, a merger of Purchaser with and into the Company (the "Merger") pursuant to
Section 253 of the General Corporation Law of the State of Delaware became effective. The Company was the surviving corporation in the Merger. The Merger was the second and final step in the acquisition by Cooperative Computing of the Company pursuant to the Agreement and Plan of Merger, dated as of October 17, 1996, among Parent, Purchaser and the Company (as amended on January 15, 1997 and February 19, 1997, the "Merger Agreement"). The first step was the Offer. Under the Merger Agreement, each Share outstanding immediately prior to the effective time of the Merger (excluding Shares owned, directly or indirectly, by the Company, Parent or any of their respective subsidiaries, and Shares held by persons exercising dissenter's rights) was converted into the right to receive $9.25 per Share in cash. As a result of the Merger, the Company is now a wholly-owned subsidiary of Parent.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Statement is supplemented by adding thereto the following information:

         (a)(17) Text of Press Release, dated February 26, 1997.

         (a)(18) Text of Press Release, dated February 27, 1997.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 4, 1997

                                 COOPERATIVE COMPUTING, INC.



                                 By: /s/ MATTHEW HALE
                                    ------------------------------
                                 Name:  Matthew Hale
                                      ----------------------------
                                 Title: Chief Financial Officer
                                       ---------------------------

                                 HICKS, MUSE, TATE & FURST EQUITY FUND III, L.P.

                                 By: HM3/GP Partners, L.P., its General Partner

                                     By: Hicks Muse GP Partners III, L.P., its
                                         General Partner

                                         By: Hicks Muse Fund III Incorporated,
                                             its General Partner



                                         By: /s/ LAWRENCE D. STUART, JR.
                                            -----------------------------
                                         Name:  Lawrence D. Stuart, Jr.
                                              ---------------------------
                                         Title:  Managing Director
                                               --------------------------

                                 EXHIBIT INDEX


Exhibit
-------

(a)(17)          Text of Press Release, dated February 26, 1997

(a)(18)          Text of Press Release, dated February 27, 1997